Filed by: New Motion, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No: 000-27046

Address of New Motion, Inc.
42 Corporation Park, Suite 250
Irvine, California 92606

Registrant's telephone number, including area code: (949) 777-3700

On Tuesday, December 4, 2007, New Motion, Inc. for the first time publicly disclosed a management presentation entitled “The Fastest Growing Digital Advertising & Entertainment Network” relating to the planned merger with Traffix, Inc (the "New Presentation"). A copy of this New Presentation appears below. The New Presentation updates and supersedes a management presentation dated October 12, 2007 (the "October 2007 Presentation"), which was previously filed with the Securities and Exchange Commission on October 15, 2007. The revised information includes, among other things, information concerning pro forma and projected financial information set forth on the slide entitled "Summary Financials - Pro Forma and Projected Combined Revenue & Adjusted EBITDA Growth." The information set forth in the October 2007 Presentation, including without limitation, the foregoing described pro forma and projected financial information, is materially different than corresponding information set forth in the New Presentation and does not reflect New Motion's current expectations of the results of the proposed merger with Traffix, Inc. Accordingly, the October 2007 Presentation should be disregarded in its entirety.

“The Fastest Growing Digital
Advertising & Entertainment
Network”
Management Presentation
New Motion, Inc.
This Presentation updates and supersedes a management presentation dated October 12, 2007 (the "October 2007 Presentation"), which was previously filed with the Securities and Exchange Commission on October 15, 2007. The revised information includes, among other things, information concerning pro forma and projected financial information set forth on the slide entitled "Summary Financials - Pro Forma and Projected Combined Revenue & Adjusted EBITDA Growth." The information set forth in the October 2007 Presentation, including without limitation, the foregoing described pro forma and projected financial information, is materially different than corresponding information set forth in this Presentation and does not reflect New Motion's current expectations of the results of the proposed merger with Traffix, Inc. Accordingly, the October 2007 Presentation should be disregarded in its entirety.

Company Overview
Fast Growing Digital Advertising & Entertainment Network - A leading, US based, mobile entertainment and Internet media company distributing premium content directly to consumers.
Cross Media Strategy With the Right Revenue Model– Combine ad supported proprietary content and wide Internet distribution to acquire subscribers who are billed ‘off portal’ through cell phone carrier.
Addresses Two Growing Markets - The U.S. mobile content market is growing at 62% CAGR to 22.5 BB by
2010 and online advertising is expected to almost double in size to 32BB in same time period.
Strong Organic Growth with Solid Balance Sheet to Fund Expansion– $145MM to $160MM in 2008 pro
forma revenues; $15MM to $23MM in 2008 pro forma EBITDA; $30MM - $40MM in cash on balance sheet w/
no debt & generating positive FCF
Unique Competitive Advantages– Mixes growing off portal mobile content model with online media presence, owns the lowest cost media buying platform, offers the most differentiated set of products with limited IP costs, and integrates a diverse customer monetization engine
Significant Merger Synergies– Reduced cost per acquisition (CPA) alongside increased average revenue per impression create reduced payback periods and drive higher return on investments.
Headquartered in NY with Large West Coast Presence in Southern California –  Approx 240 employees
Seasoned Management Team– Proven experience and success operating companies in a public environment across the Internet, mobile, and direct marketing sectors.

Transaction Summary
Surviving Entity
New Motion will be the surviving publicly trade entity
Key Terms
Post-transaction fully-diluted ownership split of 55% / 45% (calculated using the treasury stock method based on an assumed New Motion stock price of $15.50) in favor of existing New Motion shareholders and other security holders (implied exchange ratio of 0.683); fully-diluted ownership split subject to certain closing adjustments which could result in a split of 57%/43%
(calculated using the treasury stock method based on an assumed New Motion stock price of
$15.50 per share).
Number of Shares to be Issued
10,970,047 million shares to be issued, calculated using the treasury stock method, resulting in pro forma shares outstanding of 24,451,250 million; 11,935,278 million shares to be issued on a fully-diluted basis, calculated using the treasury stock method, resulting in pro forma shares outstanding of 25,854,866
Structure of Transaction
Transaction is structured as a merger and is intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986
Expected Close Date
Best efforts to close by January 14, 2008
NASDAQ Listing
Approval of a New Motion NASDAQ listing is a condition to closing
Post-Transaction Governance
Seven member Board of Directors composed of three individuals nominated by New Motion (two of whom must qualify as independents), three individuals nominated by Traffix (two of whom must qualify as independents), and the CEO of New Motion
Post-Transaction Leadership
The current leadership of New Motion and Traffix will continue to operate the combined company. Burton Katz will assume the role of Chief Executive Officer and Andrew Stollman will assume the role as President.

NEW MOTION INC.

The U.S. mobile content market is expected to grow dramatically.

U.S. Mobile Content Revenues
$ Billions
$40
$30
$20
$10
$0
CAGR: 62%
$5.4
$1
$1.1
$3.3
$10.5
$2.0
$2.6
$5.9
$19.8
$3.8
$5.9
$10.1
$27.1
$5.1
$9.5
$12.5
$37.5
$7.5
$15.0
$15.0
2006
2007
2008
2009
2010
Source: eMarketer, September 2006
Mobile Content:
Messaging
Entertainment
Information
Source: Juniper Research, November 2006

Online advertising gaining share in terms of overall ad spend driving 100% increase.

U.S. Online Ad Spend
$ Billions
$40
$30
$20
$10
$0
Positive Trends:
19% Growth in 2007(e)
Market Doubles 2006-2010(e)
$7.3
$9.6
$12.5
$16.4
$19.5
$23.8
$28.1
$32.3
$38.5
2003
2004
2005
2006 (e)
2007 (e)
2008 (e)
2009 (e)
2010 (e)
2011 (e)
Source: eMarketer, February 2007

poised
for what's next

How Important is Mobile Entertainment and Internet Media?

Fixed Internet	Mobile Media
Measurable Acquisition Vehicle	Customer Activation & Retention Capability
Demonstrable Scale	Accessible Reach & Portability
Free Content, Ad Supported	Premium Billed Content, Subscription Based
Rich Media over Broadband	Short Form Content 'On the Go'

poised
for what's next

Cross Media Strategy: Convergence of Mobile Entertainment & Internet Media
Premium billed subscriptions allow us to integrate and leverage two complementary media, entertainment and distribution channels

Content & Application Provider
Value Added Service Provider
Distribution & Media Owner
3rd Party Biller
TelCo Network
Consumer
Off Deck
Cost to NMI
Rev to NMI

poised for what's next

VAS Provider relationship directly with end consumer.
Consumer billed by carrier typically via third party aggregator.
Subscription based business creates recurring business model where key operational and competitive drivers are Subscribers, CPA, ARPU, Life Time Value (LTV), & Pay Back Period.
Provider not exposed to lack of ‘merchandising control’ & ‘disintermediation risk’ by carrier.
Company Overview – Direct to Consumer Value Chain

A Focused, Vertically Integrated Mobile Entertainment & Internet Media Company
Content & Application Provider
Value Added Service Provider
Distribution & Media Owner
3rd Party Biller
TelCo Network
Consumer
Cost to NMI
Rev to NMI

poised for what's next

VAS Provider relationship directly with end consumer.
Consumer billed by carrier typically via third party aggregator.
Subscription based business creates recurring business model where key operational and competitive drivers are Subscribers, CPA, ARPU, Life Time Value (LTV), & Pay Back Period.
Provider not exposed to lack of ‘merchandising control’ & ‘disintermediation risk’ by carrier.
Company Overview – Direct to Consumer Value Chain

Company Overview - Value Chain Business Metrics
NMI Today
NMI - TRFX Combined
Standard End User Retail Price (Monthly Fee)
$9.99
$9.99
Net Revenue Booked Pre-Reserves and Allowances
$6.00
$6.00
Approximate Net Revenue per Billed User Per Month (ARPU)
$5.82
$5.82
Third Party Content Costs
2% - 4% of Net
2% - 3% of Net
Approximate Cost Per Acquisition (CPA)
$10.00
$8.80
Approximate Net Revenue per User (ARPU)
$5.82
*$6.22
Approx Life Time Value of Customer (LTV) 1st 12 months
$21 to $23
*$22 to $24.5
Est. Payback Period (PBP)
4-5 Months
3 - 4 Months
Est. Return on Marketing Investment (ROI) first Year
120%
164%
*Increased Net ARPU and  LTV is due to moderate increases in advertising units to new and existing mobile premium subscribers.
Incremental revenue will appear in marketing services segment of financial statements.
** Illustration of LTV analysis on specific product set & not represented of all current or new product initiatives

NEW MOTION INC.

Projected Subscriber Revenue vs. Costs
$ Millions
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
$8.8m
$5.5m
$4.125m
$2.3m
$2.6m
$800k
$850k
$900k
$1m
$1.05m
10.07
11.07
12.07
1.08
2.08
3.08
4.08
5.08
6.08
7.08
8.08
9.08
10.08
11.08
12.08
Q4.07
Q1.08
Q2.08
Q3.08
Q4.08
Key:
Fixed Costs
Customer Aquisition Expense
Recurring Revenue

poised for what's next

Projected Revenue Growth Opportunity

Company Overview – Our Products
Categories: Interactive Contests, Casual Games, Digital Music,& Lifestyle/ Community.
Product strategy geared toward converting online content into mobile subs.
Short form entertainment content available ‘on the PC’ or ‘on the Go’.
Services expand demographic reach for premium billed mobile services.

NEW MOTION INC.

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poised
for what's next

Low bid reverse auction
where lowest unique bid
wins daily prizes.
Users signs up for free or
for $9.99 a month to
play from mobile with
access to also play from
the fixed Internet.
All subscribers receive
points for playing which
they can redeem for
specific prizes.
Initial launch, January
2007.
Over 450,000 active
subscribers. (10/12/07)
Interactive Contests
Bid 4 Prizes

NEW MOTION INC.

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Featured GAME
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Top 10 Online Games
1 - Tripeaks
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poised for what's next

Integrated online & mobile
game site that taps into the
exploding growth in online
casual games.
Target audience - female,
casual game users who are 28
to 50 years old.
First online, premium billed
mobile entertainment service
creating a new, powerful
business model.
Customers pay $9.99 a month –
via their mobile - to play online
games, download mobile
content, & win prizes.
Over 175,000 customers have
subscribed; 85,000 active
premium subs. (10/12/07)
Casual Games
Gator Arcade

NEW MOTION INC.

ALTNET
Music Videos Ringtones
Search for music
GO
LINKIN PARK
NICKELBACK
Genres
New Releases
Pop
Rock
R&B
Country
Top Downloads
Music

poised for what's next

The hottest brand in P to P
delivered music, TV and film
content returns with backing
        from studios and labels.
Integrated PC based music rental
and ringtone service sold
alongside mobile music club for
one single price.
Service billed on the mobile
phone rather than credit card.
Mid term ability to leverage
innovative GFR, DRM capability.
Exclusive marketing partnership
with New Motion signed.
Digital Music
Altnet Live

NEW MOTION INC.

Q121
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Login name:
Password:
Forgot password?
YOUR MOBILE CONNECTION
BLOGS | GROUPS | MUSIC | VIDEOS | PHOTOS | MOBILE
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10.04.2007
Wondering who our latest members are?.. Find out here
Check out the hottest photos on Q121 now!
Find out who's got the highest rated mobile video.. more
Check out these cool new mobile wallpaper shots.. more
Are you a musician struggling to be heard? Click here for more!
Check out these cool mobile games.. more
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poised for what's next

Free open access and premium billed
mobile communities.
Community & Lifestyle

NEW MOTION INC.

WEB
AFFILIATE
COMMUNITY
DATA MGMT
SEARCH

poised
for what's next

SEARCH
Over 1MM organic & PPC search clicks p/d
1.8MM search terms managed p/d
Full service SEO/SEM agency
DATA MGMT
Database of 150 million consumers
20 million opt-in wireless users
300+ direct clients
AFFILIATE
5000 publishers across Hot Rocket network
500+ new publishers per month
Exclusive access to key offers
WEB
18 content websites across verticals
25 million unique visitors p/m
50,000+ full registrations per day
COMMUNITY
Q121 mobile photo sharing community
Mobile and Internet music community
Traffix - Wide, Diverse, & Owned Distribution

Search (PPC/SEO)	Email	Banners	Text Links	Co-Registration	SMS

Advertiser Solutions

poised
for what's next

Brand
Marketing
Ad serving leverages
all major targeting
capabilities to
produce optimal
results.
Optimize by
Behavioral,
Demographic, &
Contextual targeting
Traffix – efficiently connects 3rd party advertisers with
unparalleled Marketing Services
Performance
Marketing

Direct response
network allows
advertisers to reach
their performance
driven marketing
objectives by
measuring
performance with
pre-determined
goals.
Enforce the strictest
guidelines in the
industry, ensuring
quality leads.
Search
Marketing

Search Engine
Marketing (PPC) –
experience on over
1,500 managed
accounts with
Google and Yahoo.
Search Engine
Optimization (SEO)
- organic search
engine results are
one of the most
popular mediums
on which to
advertise websites.
Affiliate
Marketing

Online marketplace
of Publishers through
search traffic,
websites and email
managed by Traffix.
Result is an end-to-
end self-optimizing
marketplace where
campaigns are
continuously
optimized and
improved.
Mobile
Marketing

Advertisers
message can be
targeted to a
specific audience,
defined by
geography, interest
categories, service
types and time of
day on high quality,
user-requested SMS
content
The addressable
market is over 235
million American
mobile users, larger
than any other
mobile medium.

Recurring Revenue
Transactional
Brokered Distribution
Owned Distribution

poised
for what's next

Mobile Entertainment & Internet Media Company Competitive Matrix
Existing Mobile Content Companies
Service Emphasis -  acquire customers via indirect media
buying relationships or via carrier deck for basic services;
ringtones, & wallpaper subscriptions within an increasingly
crowded space
Current Environment– strong growth business but facing
increasing CPA’s, historically low usage services, and
difficulty in creating brand recognition

Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Mobile Entertainment & Internet Media Company Competitive Matrix
Existing Mobile Content Companies

NEW MOTION INC.

Recurring Revenue
Transactional
Brokered Distribution
Owned Distribution

poised for what's next

Mobile Entertainment & Internet Media Company Competitive Matrix
Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Existing Mobile Content Companies
Ad Networks & Lead Generation
Service Emphasis - develop wide relationships with
thousands of individual web publishers acting as value
added supplier between publishers & advertisers
Current Environment - A growing market where top
tier players create sustainable competitive advantages
by controlling exclusive offers which accelerate
growth in the underlying publisher network.

Mobile Entertainment & Internet Media Company Competitive Matrix
Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Existing Mobile Content Companies
Ad Networks & Lead Generation
Blue Lithium
Value Click
Traffix
Miva
Aptimus
Right Media
Think Partnership
Azoogle

NEW MOTION INC.

Transactional
Recurring Revenue
Brokered Distribution
Owned Distribution

poised
for what's next

Service Emphasis - Employ premium content
leveraging  brand loyalty alongside organic search to
drive & own, well segmented audience online
Current Environment– Growth business as
expanding number of  consumers spend more time
online & advertisers follow with new & innovative
ad formats. Still, inventory is larger than current
demand as ½ of all inventory goes unsold.
Mobile Entertainment & Internet Media Company Competitive Matrix
Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Existing Mobile Content Companies
Ad Networks & Lead Generation
Blue Lithium
Value Click
Traffix
Miva
Aptimus
Right Media
Think Partnership
Azoogle
Ad Supported Branded Content

Mobile Entertainment & Internet Media Company Competitive Matrix
Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Existing Mobile Content Companies
Ad Networks & Lead Generation
Blue Lithium
Value Click
Traffix
Miva
Aptimus
Right Media
Think Partnership
Azoogle
Ad Supported Branded Content
Yahoo
HowStuffWorks.com
MSN
ESPN.com
CNN.com
iVillage
About.com
Traffix

NEW MOTION INC.

Recurring Revenue
Transactional
Brokered Distribution
Owned Distribution

poised for what's next

Mobile Entertainment & Internet Media Company Competitive Matrix
Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Fully Integrated Mobile Entertainment
& Internet Media Company
Ad Networks & Lead Generation
Blue Lithium
Value Click
Traffix
Miva
Aptimus
Right Media
Think Partnership
Azoogle
Ad Supported Branded Content
HowStuffWorks.com
MSN
ESPN.com
CNN.com
iVillage
About.com
Existing Mobile Content Companies
Service Emphasis -  Combines digital content, online
distribution, & premium billing into a single entity w/
ability to provide innovative mobile offers, create brand
recognition, & higher LTV’s
Current Environment– limited competition & first mover
advantage w/ ability to breakout w/ significant scale, high
gross margins, & strong cash flow
Yahoo
Traffix

NEW MOTION INC.

Transactional
Recurring Revenue
Brokered Distribution
Owned Distribution

poised for what's next

Mobile Entertainment & Internet Media Company Competitive Matrix
Thumbplay
Dada Mobile
Buongiorno
Cellfish (Lagadere)
Acotel
Jamster (Fox)
Glu Mobile
Hands On Mobile
Playphone
New Motion
Ad Networks & Lead Generation
Blue Lithium
Value Click
Traffix
Miva
Aptimus
Right Media
Think Partnership
Azoogle
Ad Supported Branded Content
HowStuffWorks.com
MSN
ESPN.com
CNN.com
iVillage
About.com
Existing Mobile Content Companies
Fully Integrated Mobile Entertainment
& Internet Media Company
New Motion/Traffix
Combined Company
Yahoo
Traffix

Summary Financials–Pro Forma and Projected Combined Revenue & Adjusted
                                              EBITDA Growth
USD MLN
2005
2006
2007 (est.) (c)
2008
(est. range) (d)
% CHANGE
2007-2008
Revenues (a)
$69
$92
$115
$145-160
26%-39%
Adjusted EBITDA (b)(e)
$5
$7
$3 - $5
$15-23
AEBITDA Margin
8%
8%
2.5%-4.3%
10%-14%
$ in Millions
(a)
Revenue for 2005 and 2006 is combined revenue and reflects the summation of NWMO and TRFX revenue for that fiscal year, as if the companies were combined as of
January 1, 2005.
(b)
Adjusted EBITDA reflects the combination of NWMO and TRFX results as if the companies were combinedas of January 1, 2005 and reflects additional expenses to be incurred related to the acquisition.Adjusted EBITDA presented for all periods is anon-GAAP financial measure.Adjusted EBITDA refers to a financial measure defined as earnings before net interest, income taxes, depreciation,amortization and stock-based compensation. Adjusted EBITDA may not be comparable to EBITDA as reported by other companies because it is adjusted to exclude stock-based compensation, which is not excluded from EBITDA as reported by other companies. Adjusted EBITDA is a part of the internal management reporting and planning process and assists management in the evaluation of operating performance.  It is not, and is not intended to be, a substitute for any GAAP financial measures.
(c)
The information presented for 2007 consists of management’s projected combined results of NWMO and TRFX as if the companies were combined as of January 1, 2007.
These estimates are presented solely for the purpose of providing a better understanding of management’s expectations concerning the results of the proposed combination transaction.  Revenueand Adjusted EBITDA have been adjusted to eliminate intercompany transactions and to reflect additional expenses to be incurred related to the acquisition.
(d)
The information presented for 2008 consists of management’s projected combined results of NWMO and TRFX assuming the companies are combined as of January 1,
2008. These estimates are presented solely for the purpose of providing a better understanding of management’s expectations concerning the results of the proposed combination transaction.  Revenue and Adjusted EBITDA have been adjusted to eliminate intercompany transactions and to reflect additional expenses to be incurred related to the acquisition.

Future Growth Opportunities
Surging consumer demand in US for wireless & online entertainment.
Increased consumer mindshare online combined with enhanced digital advertising formats.
Select international markets with scalable business model for future penetration.
New products & applications built on unified tech platform.
Mobile marketing supported by a large, wholly owned customer database.
M&A platform to consolidate industry & diversify product sets.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform act of 1995.
Forward-looking statements are statements that are not historical fact, are based on certain assumptions and reflect our current belief and expectations.  These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance or achievements, discussed or implied by such forward-looking statements.
The following factors among others could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. The risk that the proposed transaction may not be completed in a timely manner if at all, the failure of stockholders to approve the transaction, the failure to realize synergies and cost savings from the transaction, or delay in realization thereof, the business of New Motion Inc.  and Traffix  Inc. may not be combined successfully, or such combination may take longer, be more difficult, time consuming or costly to accomplish than expected,  operating  costs and business  disruption following the merger, including our relationships with third parties, general business and economic conditions, geopolitical  events  and regulatory  changes, the performance of financial markets and interest rates, and the ability to obtain governmental  approval of the transaction on a timely basis, as well as other relevant risks detailed in the filings of New Motion and
Traffix with the Securities and Exchange Commission, and available at the SEC's Internet site located at www.SEC.gov.
The information set forth herein should be read in light of such risks. The information set forth herein speaks only of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this communication.

Important Additional Information and Where to Find it
This communication is being made in respect of the proposed business combination involving New Motion Inc. and Traffix Inc.  In connection with the proposed transaction, New Motion Inc. filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/ prospectus, and each of New Motion and Traffix's plan to file with the SEC other documents regarding the proposed transaction.
The definitive joint proxy statement/ prospectus will be mailed to stockholders of New Motion and Traffix.  Investors and security holders of New Motion, Inc. and Traffix, Inc. are urged to read the  joint  proxy  statement/prospectus and other documents filed with  the  SEC  carefully in their  entirety  when they become  available, because they will contain important information  about the proposed transaction.
Investors and security holders will be able to obtain free  copies of the registration statement and the joint proxy statement/prospectus when available, and other documents  filed with the SEC by New Motion and Traffix through the Web site maintained by the SEC at www.SEC.gov.
Free copies of the registration statement and the joint proxy statement/ prospectus when available, and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, President of New Motion, Inc. at 949-777-3700 extension 221, or by directing a request to Todd Framer, 212-682-6300 extension 215, or Beth Moore, 212-682-6300 extension 224 of KCSA investor relations for Traffix Inc.
New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction.  Information regarding the identity of the persons who may, under
SEC rules, be deemed to be participants in the solicitation of proxies and a description of their direct and indirect interests in the solicitation by security holdings or otherwise will be contained in the joint proxy statement/prospectus and any other relevant materials to be filed with the SEC when they become available.

Thank You